Exhibit 99.1

For Immediate Release	June 15, 2022

The Valens Company Announces Receipt of Nasdaq Notification Regarding
Minimum Bid Price Deficiency

Kelowna, B.C., June 15, 2022 – The Valens Company Inc. (TSX: VLNS) (Nasdaq: VLNS)) (the “Company” “The Valens Company” or “Valens”), a leading manufacturer of branded cannabis products, announced today that on June 13, 2022, it received a written notice (the "Notice") from the Listing Qualifications Department of The Nasdaq Stock Market LLC ("Nasdaq") indicating that the Company is not in compliance with the minimum bid price requirement (“Minimum Bid Requirement”) of US$1.00 per share under the Nasdaq Listing Rules (the "Listing Rules"). Based on the closing bid price of the Company's common shares for the last 30 consecutive business days, the Company has failed to meet the Minimum Bid Requirement set forth in Listing Rule 5550(a)(2) during that period. The Notice is only a notification of deficiency, it is not a notice of imminent delisting, and it has no current immediate effect on the listing or trading of the Company's common shares on the Nasdaq Capital Market.

Under Nasdaq Listing Rule 5810(c)(3)(A), the Company has 180 calendar days from the date of the Notice, or December 12, 2022, to regain compliance with the Minimum Bid Requirement, during which time the common shares will continue to trade on the Nasdaq Capital Market. If at any time before December 12, 2022, the bid price of the common shares closes at or above US$1.00 per share for a minimum of 10 consecutive business days, the Company will regain compliance with the Minimum Bid Requirement. If the Company does not regain compliance with the Minimum Bid Requirement by December 12, 2022, the Company may be eligible for an additional period of 180 calendar days to regain compliance or may be subject to delisting of the common shares from the Nasdaq Capital Market. The Company’s common shares are also listed on the Toronto Stock Exchange and the Notice does not affect the Company’s compliance status with such listing.

At Valens, it’s Personal.

About The Valens Company

The Valens Company is a leading manufacturer of cannabis products with a mission to bring the benefits of cannabis to the world. The Company provides proprietary cannabis processing services, in addition to best-in-class product development, manufacturing, and commercialization of cannabis consumer packaged goods. The Valens Company’s high-quality products are formulated for the medical, health and wellness, and recreational consumer segments, and are offered across all cannabis product categories with a focus on quality and innovation. The Company also manufactures, distributes, and sells a wide range of CBD products in the United States through its subsidiary Green Roads, and distributes medicinal cannabis products to Australia through its subsidiary Valens Australia. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, the Company continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences in key markets. Through Valens Labs, the Company is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company at http://www.thevalenscompany.com.

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The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

For further media and investor relations, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

1.647.956.8254

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “forecasts”, “future”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, statements regarding the ability to regain compliance with the Nasdaq Listing Rules, and anticipated courses of action.

The risks and uncertainties that may affect forward-looking statements include, among others, the inability to meet the Minimum Bid Requirement or comply with Nasdaq’s other listing standards within the prescribed time period, which could result in the delisting of the common shares, Canadian regulatory risk, Australian regulatory risk, U.S. regulatory risk, U.S. border crossing and travel bans, the uncertainties, effects of and responses to the COVID-19 pandemic, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

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The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com